Guide to Completing the
Letter of Election and Transmittal Form
(for Certificated Shareholders only)

Getting Started

We are pleased to announce that shareholders of Canada Life Financial Corporation have approved the acquisition of Canada Life by Great-West Lifeco Inc. (the "Transaction"). Before the Transaction closes, you have a number of choices to make regarding your Canada Life Shares. This Guide will help you make those choices by completing the enclosed green Letter of Election and Transmittal Form (the "Election Form").

Before you begin, check that you have received:

1.
A Letter from David A. Nield, Chairman and Chief Executive Officer of Canada Life;

2.
Questions and Answers relating to the Election Form;

3.
The Election Form (printed on green paper); and

4.
A return envelope.

You should also have previously received the Canada Life Financial Corporation Management Proxy Circular dated March 22, 2003 (the "Proxy Circular").

If you are missing any of those documents (other than the envelope), you can get a copy from the "Latest Shareholder News" section of the Canada Life web site at www.canadalife.com, from the Canadian securities regulators' website at www.sedar.com or from Computershare Trust Company of Canada ("Computershare").

Before you begin, we encourage you to carefully read the detailed Instructions starting on Page 4 of the Election Form and the enclosed Question and Answer document. You can also call Computershare with any questions you may have about the form. If you live in North America, the United Kingdom or Ireland, you can contact Computershare toll free at +1 866 224 2228. Otherwise, please call +1 514 982 9557; long distance charges will apply. Please see the back page of this Guide for more information on how to contact Computershare. For full details on the Transaction and the election process we refer you to the Proxy Circular. You should also consult with your financial and tax advisors prior to making an election as to the consideration you wish to receive.

We encourage you to submit your completed Election Form (and any accompanying documents) promptly. In order to be valid, your Election Form must be properly completed, signed and sent, with all share certificates representing your Canada Life Shares, to Computershare at one of the addresses listed on the back page of this Guide so that it is received no later than 4:00 p.m. (Toronto time) on July 3, 2003 (or such other date as may be announced by Canada Life) (the "Election Deadline"). If Computershare does not receive your Election Form and any other required documentation before that time, you will not be able to make the choices offered to you in the Election Form and you will be treated as a "Non-Electing Shareholder" as described in the Proxy Circular.

Completing the Election Form

PAGE ONE

According to our records, you own the Canada Life Shares listed on Page 1 of the Election Form. Check that the information appearing on the Election Form is complete and correct. If not, attach a separate page with the corrected or additional information to your completed Election Form.

If you have lost the share certificate(s) representing any of your Canada Life Shares, check the small box on Page 1 and read Instruction 12 on Page 5 of the Election Form. You will be required to provide Computershare with a duly completed and notarized Affidavit of Loss and a certified cheque, bank draft or money order for the Surety Bond as described in Instruction 12 of the Election Form so that they are received before the Election Deadline in order for your election to be valid. Even if you do not do so, the Affidavit of Loss and Surety Bond payment must be received by Computershare in order to receive any consideration under the Transaction.

PAGE TWO

Block A – Election for Consideration

Under the terms of the Transaction, you are entitled to choose to receive cash and/or shares of Great-West Lifeco Inc. in exchange for your Canada Life Shares.

The Election Form lists the five (5) choices on offer. Indicate your choice with an "X" in the appropriate box of Block A.

If you choose option No. 5 (a combination of cash and Great-West shares), indicate how much of each form of consideration you would like to receive by writing a percentage in the space provided. You do not have to include each form of consideration in your choice, but the percentages you indicate must add to 100%.

For example, you could choose:

(a)
50% cash, 0% Great-West Series E Shares, 0% Great-West Series F Shares and 50% Great-West Common Shares; or

(b)
25% cash, 25% Great-West Series E Shares, 25% Great-West Series F Shares, and 25% Great-West Common Shares; or

(c)
0% cash, 10% Great-West Series E Shares, 20% Great-West Series F Shares, and 70% Great-West Common Shares.

We've used round numbers and given simple examples above, but the choice is up to you. You can use any combination you like (using up to two decimal places), as long as the total adds to 100%.

Please note that:

•
If you do not complete this box (and the rest of the Election Form) properly, you will be deemed to have chosen cash or Great-West shares or a combination based on the amount of each category of consideration that remains available after giving effect to certain valid elections made by Canada Life Shareholders.

•
Even if you make your choices properly, you may not receive as much of each form of consideration as you have chosen (even if you have only chosen one form of consideration) because there is a limited amount of each form of consideration available from Great-West Lifeco and there may not be enough to satisfy all valid elections.

You can refer to Pages 20 to 21 of the Proxy Circular for more details regarding maximums and proration.

Block B – Election for Small Lots

A "Small Lot" is a number of shares less than 100. Because it may be difficult for you to sell small numbers of shares after the Transaction closes, you have the choice of having your Small Lots combined with those of other shareholders and sold by Computershare on your behalf.

Even if you choose to receive all cash for your Canada Life Shares, you could receive a portion of your consideration in the form of Great-West shares as a result of proration. Accordingly, you should complete this section just in case you are issued a small number of shares.

If you want to receive cash instead of Small Lots, choose "Sell Small Lots" by marking an "X" in the appropriate box. After the Transaction closes, a cheque for the cash proceeds of the sale of your Small Lot(s) (less fees and expenses) will be sent to you with any other cash you are entitled to receive under the Transaction.

If you choose "Not Sell Small Lots" or you do not complete this section, Small Lots will not be sold on your behalf and you may receive a Small Lot of one or more types of Great-West shares.

Block C – Canadian Tax Deferral and Quebec Tax Deferral

You may be eligible to make a joint tax election with Great-West Lifeco to transfer your Canada Life Shares to Great-West Lifeco on a full or partial tax-deferred basis.

Generally, Canadian taxpayers who receive more than one type of consideration from Great-West Lifeco will want to make this election.

As a result of proration you could receive a portion of your proceeds in a different form than you requested, leaving you with a fully taxable disposition that may be eligible for tax deferral if you complete the tax election form.

Detailed information can be found on pages 74-80 of the Proxy Circular.

If you require a Canadian Federal Tax Election Package or a combined Federal and Quebec Tax Election Package, you should check the appropriate box in Block C.

Block D – Registration and Payment Instructions

Complete all of the information required by this box to ensure our records are up to date. Any share certificates issued to you will be registered in the name you specify in this box and will be sent to the address you indicate.

Block E – Special Delivery Instructions

You do not need to complete this box unless you want the cheque and/or share certificates (as applicable) issued under the Transaction to be sent (i) to someone other than the registered holder of the Canada Life Shares to which the Election Form relates, or (ii) to an address that is different from the one specified in Block D.

If you provide special delivery instructions, be sure to complete all of the required information, including the Social Insurance Number/Tax Identification Number of the recipient.

Block F – Special Pick-Up Instructions

This option is only available if you return your Election Form to Computershare by dropping it off in person. Check this box if you also want to pick up the cheque and/or share certificates (as applicable) issued to you under the Transaction from the same office you use to return the Election Form. Please see the back page of this Guide for Computershare's addresses.

We recommend that you telephone Computershare to confirm when your cheque and/or share certificates will be available for pick-up.

Block G – Local Currency

If you are resident in the United States, the United Kingdom, or Ireland, and receive cash under the Transaction, you have the option of receiving Canadian currency or an equivalent amount (less fees and expenses) in the currency of your country of residence. If you do not complete this section, you will receive your local currency.

PAGE THREE

Please read this page carefully as it contains important legal information. Also read Instructions 1 through 4 on Page 4 of the Election Form before signing.

Once you have read those sections, complete the bottom right-hand portion with the date, your signature and your name (or the name of the Shareholder you are representing if you are an authorized representative).

If you are using the signature guarantee procedures described in Instruction 3 of the Election Form, complete the bottom left-hand portion of Page 3 with the required information.

Are You Finished?

Before submitting your Election Form, check that you have:

/ /	Completed each section of the Election Form that applies to you.
/ /	Signed and dated at the bottom of Page 3 of the Election Form and included the signed form in the return envelope provided. Please retain a copy of the signed Election Form for your records.
/ /
Included original share certificate(s) for all of the Canada Life Shares referred to in the Election Form in the return envelope provided. If you have lost any of your share certificates, you must also include a duly completed, signed and notarized Affidavit of Loss together with a certified cheque, bank draft or money order for the Surety Bond described in Instruction 12 of the Election Form.
/ /	Included in the envelope provided a properly completed and signed Substitute Form W-9 (United States shareholders only).
/ /	Included in the envelope provided any additional documents required by Instructions 2 and/or 4 of the Election Form.
/ /
Securely sealed the return envelope provided and affixed sufficient postage. We recommend that you send your Election Form and its enclosures to Computershare by insured or registered mail (return receipt requested) to ensure it is received on time. In order to be valid, your Election Form must be properly completed, signed and sent with all share certificates representing your Canada Life Shares and all other required enclosures to Computershare at one of the addresses listed below so that it is received by Computershare no later than 4:00 p.m. (Toronto time) on July 3, 2003 (or such other date as may be announced by Canada Life).

Computershare Trust Company of Canada
Toll Free: 1 866 224 2228 (Canada, USA, U.K. and Ireland)
All Other Locations: 1 514 982-9557
E-Mail: CanadaLife.gwl@computershare.com

Computershare Trust Company of Canada	By Mail P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attention: Corporate Actions	By Hand or Courier 100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attn: Corporate Actions
	Montreal By Hand or Courier 1500 University Street Suite 700 Montreal, QC H3A 3S8	Calgary By Hand or Courier Western Gas Tower Suite 600, 530 8th Avenue S.W. Calgary, AB T2P 3S8	Vancouver By Hand or Courier 510 Burrard Street 2nd Floor Vancouver, BC, V6C 3B9
U.S. Forwarding Agent, Computershare Trust Company of New York	By Mail P. O. Box 2310 Niagara Falls New York, NY 14302 - 2310 USA	By Hand or Courier Wall Street Plaza 88 Pine Street, 19th Floor New York, NY 10005 USA
Ireland Forwarding Agent, Computershare Investor Services (Ireland) Limited	By Mail P.O. Box 9196 Dublin 18 Ireland	By Hand or Courier Heron House Corrig Road Sandyford Industrial Estate Dublin 18 Ireland
U.K. Forwarding Agent, Computershare Investor Services PLC	By Mail, Hand or Courier P. O. Box 478 The Pavilions Bridgwater Road, Bristol BS99 7FA, United Kingdom